POWAY MUFFLER & BRAKE, INC.

September 8, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. John Stickel
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:          Poway Muffler & Brake, Inc.
Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Poway Muffler & Brake, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement to 3:00 PM EST  on September 12, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

POWAY MUFFLER & BRAKE, INC.

By:
/s/ Allan Ligi
Allan Ligi
Chief Executive Officer

13933 Poway Road
Poway,  CA   92064